Exhibit 99.1

GGP Inc.

Consolidated financial statements (unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended

March 31, 2018 and 2017

1

GGP INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31, 2018	December 31, 2017
	(Dollars in thousands, except share and per share amounts)
Assets:
Investment in real estate:
Land	$3,985,844	$4,013,874
Buildings and equipment	16,996,164	16,957,720
Less accumulated depreciation	(3,256,530)	(3,188,481)
Construction in progress	466,885	473,118
Net property and equipment	18,192,363	18,256,231
Investment in Unconsolidated Real Estate Affiliates	3,402,096	3,377,112
Net investment in real estate	21,594,459	21,633,343
Cash and cash equivalents	178,210	164,604
Accounts receivable, net	309,128	334,081
Notes receivable	423,617	417,558
Deferred expenses, net	280,697	284,512
Prepaid expenses and other assets	472,086	515,856
Total assets	$23,258,197	$23,349,954
Liabilities:
Mortgages, notes and loans payable	$12,928,483	$12,832,459
Investment in Unconsolidated Real Estate Affiliates	22,051	21,393
Accounts payable and accrued expenses	894,729	919,432
Dividend payable	223,284	219,508
Deferred tax liabilities	2,333	2,428
Junior subordinated notes	206,200	206,200
Total liabilities	14,277,080	14,201,420
Redeemable noncontrolling interests:
Preferred	52,256	52,256
Common	171,334	195,870
Total redeemable noncontrolling interests	223,590	248,126
Commitments and Contingencies	—	—
Equity:
Common stock:
11,000,000,000 shares authorized, $0.01 par value, 1,041,627,632 issued, 958,318,225 outstanding as of March 31, 2018, and 1,040,382,900 issued, 956,982,536 outstanding as of December 31, 2017	10,143	10,130
Preferred Stock:
500,000,000 shares authorized, $0.01 par value, 10,000,000 shares issued and outstanding as of March 31, 2018 and December 31, 2017	242,042	242,042
Additional paid-in capital	11,876,351	11,845,532
Retained earnings (accumulated deficit)	(2,275,096)	(2,107,498)
Accumulated other comprehensive loss	(72,231)	(71,906)
Common stock in treasury, at cost, 55,969,390 shares as of March 31, 2018 and December 31, 2017	(1,122,640)	(1,122,640)
Total stockholders' equity	8,658,569	8,795,660
Noncontrolling interests in consolidated real estate affiliates	47,072	55,379
Noncontrolling interests related to long-term incentive plan common units	51,886	49,369
Total equity	8,757,527	8,900,408
Total liabilities, redeemable noncontrolling interests and equity	$23,258,197	$23,349,954

The accompanying notes are an integral part of these consolidated financial statements.

2

GGP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
	(Dollars in thousands, except per share amounts)
Revenues:
Minimum rents	$368,523	$349,013
Tenant recoveries	157,002	163,055
Overage rents	6,244	5,937
Management fees and other corporate revenues	25,766	28,143
Other	16,631	20,184
Total revenues	574,166	566,332
Expenses:
Real estate taxes	59,733	57,494
Property maintenance costs	14,713	14,975
Marketing	1,417	2,145
Other property operating costs	71,752	69,303
Provision for doubtful accounts	3,429	3,451
Property management and other costs	39,574	41,114
General and administrative	12,247	14,683
Provision for impairment	38,379	—
Depreciation and amortization	185,393	170,298
Total expenses	426,637	373,463
Operating income	147,529	192,869
Interest and dividend income	9,148	17,936
Interest expense	(137,925)	(132,323)
Gain on foreign currency	—	3,183
Gain from changes in control of investment properties and other, net	12,664	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates and allocation to noncontrolling interests	31,416	81,665
Benefit from (provision for) income taxes	280	(4,510)
Equity in income of Unconsolidated Real Estate Affiliates	23,839	33,214
Unconsolidated Real Estate Affiliates - gain on investment, net	10,361	—
Net income	65,896	110,369
Allocation to noncontrolling interests	(1,860)	(3,209)
Net income attributable to GGP Inc.	64,036	107,160
Preferred Stock dividends	(3,984)	(3,984)
Net income attributable to common stockholders	$60,052	$103,176
Earnings Per Share:
Basic	$0.06	$0.12
Diluted	$0.06	$0.11
Dividends declared per share	$0.22	$0.22
Comprehensive Income, Net:
Net income	$65,896	$110,369
Other comprehensive income (loss)
Foreign currency translation	(378)	2,567
Net unrealized gains on other financial instruments	52	13
Other comprehensive income (loss)	(326)	2,580
Comprehensive income	65,570	112,949
Comprehensive income allocated to noncontrolling interests	(1,858)	(3,214)
Comprehensive income attributable to GGP Inc.	63,712	109,735
Preferred Stock dividends	(3,984)	(3,984)
Comprehensive income, net, attributable to common stockholders	$59,728	$105,751

The accompanying notes are an integral part of these consolidated financial statements.

3

GGP INC.

CONSOLIDATED STATEMENTS OF EQUITY

(UNAUDITED)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
	(Dollars in thousands, except for per share and share amounts)
Balance at January 1, 2017	$9,407	$242,042	$11,419,939	$(1,827,866)	$(70,456)	$(1,137,960)	$65,623	$8,700,729

Net income				107,160			503	107,663
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(1,450)	(1,450)
Long Term Incentive Plan Common Unit grants, net (582,229 LTIP Units)			795	(800)			4,926	4,921
Restricted stock grants, net (742,273 common shares)	8	—	2,026					2,034
Employee stock purchase program (81,709 common shares)	1		2,024					2,025
Stock options exercised (231,799 common shares)	2		7,710					7,712
Cancellation of repurchased common shares (627,261 common shares)	(6)		(8,178)	(7,136)		15,320		—
Treasury stock purchase (2,569,605 common shares)						(59,576)		(59,576)
Cash dividends reinvested (DRIP) in stock (21,837 common shares)			547	—				547
Other comprehensive income					2,575			2,575
Cash distributions declared ($0.22 per share)				(194,441)				(194,441)
Cash distributions on Preferred Stock				(3,984)				(3,984)
Fair value adjustment for noncontrolling interest in Operating Partnership			14,736					14,736

Balance at March 31, 2017	$9,412	$242,042	$11,439,599	$(1,927,067)	$(67,881)	$(1,182,216)	$69,602	$8,583,491

4

GGP INC.

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(UNAUDITED)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
	(Dollars in thousands, except for per share and share amounts)
Balance at January 1, 2018	$10,130	$242,042	$11,845,532	$(2,107,498)	$(71,906)	$(1,122,640)	$104,748	$8,900,408

Cumulative effect of accounting changes (Note 2)				(16,864)				(16,864)
Net income				64,036			667	64,703
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(1,613)	(1,613)
Acquisition/disposition of partner's noncontrolling interests in consolidated Real Estate Affiliates							(7,228)	(7,228)
Long Term Incentive Plan Common Unit forfeitures (174,156 LTIP Units)							2,384	2,384
Restricted stock grants, net (1,006,061 common shares)	10		1,707					1,717
Employee stock purchase program (77,520 common shares)	1		1,736					1,737
Stock options exercised (246,202 common shares)	2		3,985					3,987
Cash dividends reinvested (DRIP) in stock (5,906 common shares)			139	(139)				—
Other comprehensive income					(325)			(325)
Cash distributions declared ($0.22 per share)				(210,647)				(210,647)
Cash distributions on Preferred Stock				(3,984)				(3,984)
Fair value adjustment for noncontrolling interest in Operating Partnership			23,252					23,252

Balance at March 31, 2018	$10,143	$242,042	$11,876,351	$(2,275,096)	$(72,231)	$(1,122,640)	$98,958	$8,757,527

The accompanying notes are an integral part of these consolidated financial statements.

5

GGP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
	(Dollars in thousands)
Cash Flows provided by Operating Activities:
Net income	$65,896	$110,369
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(23,839)	(33,214)
Distributions received from Unconsolidated Real Estate Affiliates	33,507	28,752
Provision for doubtful accounts	3,429	3,451
Depreciation and amortization	185,393	170,298
Amortization/write-off of deferred finance costs	2,775	2,985
Accretion/write-off of debt market rate adjustments	(1,108)	(1,120)
Amortization of intangibles other than in-place leases	1,971	11,437
Straight-line rent amortization	(1,260)	893
Deferred income taxes	(988)	2,623
Unconsolidated Real Estate Affiliates - gain on investment, net	(10,361)	—
Gain from changes in control of investment properties and other, net	(12,664)	—
Provision for impairment	38,379	—
Net changes:
Accounts and notes receivable, net	18,680	(9,955)
Prepaid expenses and other assets	16,844	(6,920)
Deferred expenses, net	(7,307)	(10,722)
Accounts payable and accrued expenses	(50,283)	(44,557)
Other, net	6,401	7,812
Net cash provided by operating activities	265,465	232,132
Cash Flows (used in) provided by Investing Activities:
Development of real estate and property improvements	(197,190)	(110,619)
Loans to joint venture partners	(2,415)	(3,787)
Proceeds from sales of investment properties and Unconsolidated Real Estate Affiliates	58,564	—
Contributions to Unconsolidated Real Estate Affiliates	(20,734)	(28,818)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	29,041	40,177
Net cash (used in) provided by investing activities	(132,734)	(103,047)
Cash Flows used in Financing Activities:
Proceeds from refinancing/issuance of mortgages, notes and loans payable	210,000	290,000
Principal payments on mortgages, notes and loans payable	(115,644)	(154,624)
Treasury stock purchases	—	(71,105)
Cash distributions to noncontrolling interests in consolidated real estate affiliates	(1,613)	(1,450)
Cash distributions paid to common stockholders	(210,530)	(424,656)
Cash distributions reinvested (DRIP) in common stock	139	547
Cash distributions paid to preferred stockholders	(3,984)	(3,984)
Cash distributions and redemptions paid to unit holders	(3,190)	(5,797)
Other, net	5,583	6,574
Net cash used in financing activities	(119,239)	(364,495)
Effect of foreign exchange rates on cash and cash equivalents	—	3,183
Net change in cash, cash equivalents and restricted cash	13,492	(232,227)
Cash, cash equivalents and restricted cash at beginning of period	231,939	531,705
Cash, cash equivalents and restricted cash at end of period	$245,431	$299,478
Supplemental Disclosure of Cash Flow Information:
Interest paid	$138,646	$128,316
Interest capitalized	4,325	1,595
Income taxes paid	67	2,467
Accrued capital expenditures included in accounts payable and accrued expenses	259,952	106,862

The accompanying notes are an integral part of these consolidated financial statements.

6

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 1	ORGANIZATION

Readers of this Quarterly Report should refer to the Company's (as defined below) audited consolidated financial statements for the year ended December 31, 2017 which are included in the Company's Annual Report on Form 10-K (our "Annual Report") for the fiscal year ended December 31, 2017 (Commission File No. 1-34948), as certain footnote disclosures which would substantially duplicate those contained in our Annual Report have been omitted from this Quarterly Report. In the opinion of management, all adjustments necessary for a fair presentation (which include only normal recurring adjustments) have been included in this Quarterly Report. Unless context otherwise requires, capitalized terms used, but not defined in this Quarterly Report, have the same meanings as in our Annual Report.

General

GGP Inc. ("GGP" or the "Company"), a Delaware corporation, was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a "REIT". In these notes, the terms "we", "us" and "our" refer to GGP and its subsidiaries.

GGP, through its subsidiaries and affiliates, is an owner and operator of retail properties. As of March 31, 2018 , we are the owner, either entirely or with joint venture partners, of 125 retail properties.

Substantially all of our business is conducted through GGP Operating Partnership, LP ("GGPOP"), GGP Nimbus, LP ("GGPN") and GGP Limited Partnership ("GGPLP", and together with GGPN and GGPOP, the "Operating Partnerships"), subsidiaries of GGP. The Operating Partnerships own an interest in the properties that are part of the consolidated financial statements of GGP. As of March 31, 2018 , GGP held approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units and LTIP Units, each as defined below) of GGPLP and GGPN, while the remaining 1% was held by limited partners and certain previous contributors of properties to GGPOP.

GGPOP is the general partner of, and owns a 1.5% equity interest in GGPN and GGPLP. GGPOP has common units of limited partnership ("Common Units"), which are redeemable for cash or, at our option, shares of GGP common stock. It also has preferred units of limited partnership interest ("Preferred Units"), of which, certain Preferred Units can be converted into Common Units and then redeemed for cash or, at our option, shares of GGP common stock ( Note 8 ). GGPOP also has full value long term incentive plan units and appreciation only long term incentive plan units (collectively "LTIP Units"), which are redeemable for cash or, at our option, shares of GGP common stock ( Note 10 ).

In addition to holding ownership interests in various joint ventures, the Operating Partnerships generally conduct their operations through General Growth Management, Inc. ("GGMI"), General Growth Services, Inc. ("GGSI") and GGPLP REIT Services, LLC ("GGPRS"). GGMI and GGSI are taxable REIT subsidiaries ("TRS"s), which provide management, leasing, tenant coordination, business development, marketing, strategic partnership and other services for a majority of our Unconsolidated Real Estate Affiliates (defined below) and for substantially all of our Consolidated Properties, as defined below. GGSI also serves as a contractor to GGMI for these services. GGPRS generally provides financial, accounting, tax, legal, development, and other services to our Consolidated Properties.

We refer to our ownership interests in properties in which we own a majority or controlling interest and are consolidated under accounting principles generally accepted in the United States of America ("GAAP") as the "Consolidated Properties." We also own interests in certain properties through joint venture entities in which we own a noncontrolling interest ("Unconsolidated Real Estate Affiliates") and we refer to those properties as the "Unconsolidated Properties".

On March 26, 2018, we announced that we had reached an agreement with Brookfield Property Partners ("BPY"), among other things, for BPY to acquire all of our outstanding shares of common stock, other than those that BPY and its affiliates already own. The proposed transaction provides for consideration per GGP share of up to $23.50 in cash or a choice of either one BPY limited partnership unit or one newly created BPY U.S. REIT share ("BPR"), subject to proration, based on aggregate cash consideration of $9.25 billion . The BPR shares were structured with the intention of providing an economic return equivalent to BPY units, including identical distributions. BPR shareholders will have the right to exchange each BPR share for one BPY unit or the cash

7

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

equivalent of one BPY unit at the election of BPY. The transaction is still subject to approval by holders of at least two-thirds of GGP shares and holders of a majority of GGP shares held by non-Brookfield-affiliated holders.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of GGP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the noncontrolling partner's share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner's ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company. Intercompany balances and transactions have been eliminated. Noncontrolling interests are included on our Consolidated Balance Sheets related to the Common, Preferred, and LTIP Units of GGPOP and are presented either as redeemable noncontrolling interests or as noncontrolling interests in our permanent equity. E ach of the Operating Partnerships and our consolidated joint ventures are variable interest entities as the limited partners do not have substantive kick-out rights or substantive participating rights. However, as the Company holds a majority voting interest in the Operating Partnerships and our consolidated joint ventures, it qualifies for the exemption from providing certain of the disclosure requirements associated with variable interest entities.

We operate in a single reportable segment, which includes the operation, development and management of retail and other rental properties. Our portfolio is targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available. The Company's chief operating decision maker is comprised of a team of several members of executive management who use Company NOI in assessing segment operating performance. We do not distinguish or group our consolidated operations based on geography, size or type for purposes of making property operating decisions. Our operating properties have similar economic characteristics and provide similar products and services to our tenants. There are no individual operating segments that are greater than 10% of combined revenue, Company NOI or combined assets. Company NOI excludes certain non-cash and non-comparable items such as straight-line rent, depreciation expense and intangible asset and liability amortization, which are a result of our emergence from bankruptcy, acquisition accounting and other capital contribution or restructuring events. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company's operating properties are aggregated into a single reportable segment.

Properties

Real estate assets are stated at cost less any provisions for impairments. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. Real estate taxes, interest costs, and internal costs associated with leasing and development overhead incurred during construction periods are capitalized. Capitalization is based on qualified expenditures and interest rates. Capitalized real estate taxes, interest costs, and internal costs associated with leasing and development overhead are amortized over lives which are consistent with the related assets.

Pre-development costs, which generally include legal and professional fees and other third-party costs directly related to the construction assets, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable of occurring, the capitalized costs are expensed (see also our impairment policies in this note below).

We periodically review the estimated useful lives of our properties, and may adjust them as necessary. The estimated useful lives of our properties range from 10 - 45 years.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

Years
Buildings and improvements	10 - 45
Equipment and fixtures	3 - 20
Tenant improvements	Shorter of useful life or applicable lease term

8

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Reclassifications

In November 2016, the FASB issued ASU 2016-18 which requires that a statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents and restricted cash or restricted cash equivalents. The Company adopted this guidance on December 31, 2017, which changes our statements of cash flows and related disclosures for all periods presented. The following is a summary of our cash, cash equivalents and restricted cash total as presented in our statements of cash flows for the three months ended March 31, 2018 and 2017 (in thousands):

	Three Months Ended March 31,
	2018	2017
Cash and cash equivalents	$178,210	$252,718
Restricted cash	67,221	46,760
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$245,431	$299,478

For the three months ended March 31, 2017 the changes in restricted cash related to cash flows provided by operating activities of $6.8 million , restricted cash related to cash flows used in investing activities of $0.7 million and restricted cash related to cash flows used in financing activities of $2.7 million were reclassified.

Acquisitions of Operating Properties ( Note 3 )

Acquisitions of properties are typically accounted for as acquisitions of assets rather than acquisitions of a business. Accordingly, the results of operations of acquired properties have been included in the results of operations from the respective dates of acquisition and acquisition costs are capitalized. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, assumed debt liabilities and identifiable intangible assets and liabilities such as amounts related to in-place tenant leases, acquired above and below-market tenant and ground leases, and tenant relationships.

Identifiable intangible assets and liabilities are calculated for above-market and below-market tenant and ground leases where we are either the lessor or the lessee. The difference between the contractual rental rates and our estimate of market rental rates is measured over a period equal to the remaining non-cancelable term of the leases, including significantly below-market renewal options for which exercise of the renewal option appears to be reasonably assured. The remaining term of leases with renewal options at terms significantly below market reflect the assumed exercise of such below-market renewal options and assume the amortization period would coincide with the extended lease term.

The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets.

	Gross Asset	Accumulated Amortization	Net Carrying Amount

As of March 31, 2018
Tenant leases:
In-place value	$298,307	$(148,443)	$149,864

As of December 31, 2017
Tenant leases:
In-place value	$347,232	$(181,088)	$166,144

The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets ( Note 13 ); the below-market tenant leases, above-market ground leases and above-market headquarters office lease are included in accounts payable and accrued expenses ( Note 14 ) in our Consolidated Balance Sheets.

9

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Amortization/accretion of all intangibles, including the intangibles in Note 13 and Note 14 , had the following effects on our income from continuing operations:

	Three Months Ended March 31,
	2018	2017
Amortization/accretion effect on continuing operations	$(16,039)	$(24,919)

Future amortization/accretion of all intangibles, including the intangibles in Note 13 and Note 14 , is estimated to decrease results from continuing operations as follows:

Year	Amount
2018 Remaining	$32,756
2019	29,897
2020	20,247
2021	14,391
2022	13,043

Investments in Unconsolidated Real Estate Affiliates ( Note 5 )

We account for investments in joint ventures where we own a non-controlling joint interest using either the equity method or the cost method. If we have significant influence but not control over the investment, we utilize the equity method. If we have neither control nor significant influence, we utilize the cost method. Under the equity method, the cost of our investment is adjusted for our share of the earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition, increased by our contributions and reduced by distributions received. Under the cost method, the cost of our investment is not adjusted for our share of the earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and distributions are treated as earnings when received.

To determine the method of accounting for partially owned joint ventures, we evaluate the characteristics of associated entities and determine whether an entity is a variable interest entity ("VIE"). A limited partnership or other similar entity is considered a VIE unless a simple majority of limited partners (excluding limited partners that are under common control with the general partner) have substantive kick-out rights or participating rights. Accounting guidance amended the following: (i) modified the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, (iii) affected the consolidation analysis of reporting entities that are involved with VIEs, and (iv) provided a scope exception for certain entities. If an entity is determined to be a VIE, we determine which party is the primary beneficiary by analyzing whether we have both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity's operations, future cash flow projections, the entity's financing and capital structure, and contractual relationship and terms.

Primary risks associated with our VIEs include the potential of funding the entities' debt obligations or making additional contributions to fund the entities' operations.

Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Except for Retained Debt (as described in Note 5 ), differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of our Unconsolidated Real Estate Affiliates are typically amortized over lives ranging from 5 to 45  years. When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements. The liability is limited to our maximum potential obligation to fund contractual obligations, including recourse related to certain debt obligations.

Partially owned, joint ventures over which we have controlling financial interest are consolidated in our consolidated financial statements. In determining if we have a controlling financial interest, we consider factors such as ownership interest, authority to

10

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

make decisions, kick-out rights and substantive participating rights. Partially owned joint ventures where we do not have a controlling financial interest, but have the ability to exercise significant influence, are accounted for using the equity method.

To the extent that we contribute assets to a joint venture accounted for using the equity method, our investment in the joint venture is recorded at the fair value of the consideration of the assets that were contributed to the joint venture. We will recognize gains and losses on the contribution of our real estate to joint ventures, relating to our entire investment in the property, to the extent the buyer is independent of the Company, the collection of the sales price is reasonably assured, and we will not be required to support the operations of the property or its related obligations to an extent greater than our proportionate interest.

The combined summarized financial information of unconsolidated joint ventures is disclosed in Note 5 to the Consolidated Financial Statements.

We continually analyze and assess reconsideration events, including changes in the factors mentioned above, to determine if the consolidation treatment remains appropriate. Decisions regarding consolidation of partially owned entities frequently require significant judgment by our management.

Revenue Recognition and Related Matters

Minimum rents are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods. Minimum rents also include lease termination income collected from tenants to allow for the tenant to vacate their space prior to their scheduled termination dates, as well as accretion related to above-market and below-market tenant leases on acquired properties and properties that were recorded at fair value at the emergence from bankruptcy.

Overage rent is paid by a tenant when the tenant's sales exceed an agreed upon minimum amount and is recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds and is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease.

Tenant recoveries are established in the leases or computed based upon a formula related to real estate taxes, insurance and other property operating expenses and are generally recognized as revenues in the period the related costs are incurred.

Accounting for real estate sales distinguishes between sales to a customer or non-customer for purposes of revenue recognition. Once we, as the seller, determine that we have a contract, we will identify each distinct non-financial asset promised to the counter-party and whether the counter-party obtains control and transfers risks and rewards of ownership of each non-financial asset to determine if we should derecognize the asset.

We provide an allowance for doubtful accounts against the portion of accounts receivable including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed each period based upon our recovery experience and the specific facts of each outstanding amount.

Management Fees and Other Corporate Revenues

Management fees and other corporate revenues primarily represent management and leasing fees, development fees, financing fees and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates. Management fees are reported at 100% of the revenue earned from the joint venture in management fees and other corporate revenues on our Consolidated Statements of Comprehensive Income. Our share of the management fee expense incurred by the Unconsolidated Real Estate Affiliates is reported within equity in income of Unconsolidated Real Estate Affiliates on our Consolidated Statements of Comprehensive Income and in property management and other costs in the Condensed Combined Statements of Income in Note 5 . The following table summarizes the management fees from affiliates and our share of the management fee expense:

11

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Management fees from affiliates	$25,766	$28,143
Management fee expense	(10,491)	(8,803)
Net management fees from affiliates	$15,275	$19,340

Based upon the new revenue recognition guidance, we determined that typical management fees including property and asset management, construction and development management services, leasing services, property acquisition and disposition services and financing services, needed to be evaluated for each separate performance obligation included in the contract in order to determine timing of revenue recognition. Revenues from contracts within the scope of the new revenue recognition guidance were $25.1 million for the three months ended March 31, 2018 . Management determined that property and asset management and construction and development management services each represent a series of stand-ready performance obligations satisfied over time with each day of service being a distinct performance obligation. We are compensated for our services through a monthly management fee earned based on a specified percentage of the monthly rental income or rental receipts generated from the property under management. For construction and development services, we are compensated for planning, administering and monitoring the design and construction of projects at our joint venture properties typically based on a percentage of project costs, hourly rate of development staff or a fixed fee. Revenues from such contracts were $21.9 million for the three months ended March 31, 2018 and are recognized over the life of the applicable contract.

Conversely, leasing services, property acquisition and disposition services and financing services are each considered to be a single performance obligation, satisfied as of a point in time. Our fee is paid upon the occurrence of certain contractual event(s) that may be contingent and pattern of revenue recognition may differ from the timing of payment. For these services, the obligation is the execution of the lease, closing of the sale or acquisition, or closing of the financing or refinancing. As such, revenues are recognized at the point in time when the respective obligation has been satisfied. Revenues from such contracts were $3.2 million for the three months ended March 31, 2018 .

Impairment

Operating properties

We regularly review our consolidated properties for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant decreases in occupancy percentage, debt maturities, changes in management's intent with respect to the properties and prevailing market conditions.

If an indicator of potential impairment exists, the property is tested for recoverability by comparing its carrying amount to the estimated future undiscounted cash flows. Although the carrying amount may exceed the estimated fair value of certain properties, a real estate asset is only considered to be impaired when its carrying amount cannot be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is determined to be necessary, the excess of the carrying amount of the property over its estimated fair value is expensed to operations. In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset group. The adjusted carrying amount, which represents the new cost basis of the property, is depreciated over the remaining useful life of the property.

Although we may market a property for sale, there can be no assurance that the transaction will be complete until the sale is finalized. However, GAAP requires us to utilize the Company's expected holding period of our properties when assessing recoverability. If we cannot recover the carrying value of these properties within the planned holding period, we will estimate the fair values of the assets and record impairment charges for properties when the estimated fair value is less than their carrying value.

Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development and construction in progress, are assessed by project and include, but are not limited to, significant changes in the Company's plans with respect to the project, significant changes in projected completion dates, tenant demand, anticipated revenues or cash flows, development costs, market factors and sustainability of development projects.

12

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Impairment charges are recorded in the Consolidated Statements of Comprehensive Income when the carrying value of a property is not recoverable and it exceeds the estimated fair value of the property, which can occur in accounting periods preceding disposition and/or in the period of disposition.

During the three months ended March 31, 2018 , we recorded a $38.4 million impairment charge on our Consolidated Statements of Comprehensive Income related to one operating property that has non-recourse debt maturing during 2019 that exceeds the fair value of the operating property.

No provisions for impairment were recognized for the three months ended March 31, 2017 .

Changes in economic and operating conditions that occur subsequent to our review of recoverability of our properties could impact the assumptions used in that assessment and could result in future impairment if assumptions regarding those properties differ from actual results.

Investment in Unconsolidated Real Estate Affiliates

A series of operating losses of an investee or other factors may indicate that an other-than-temporary decline in value of our investment in an Unconsolidated Real Estate Affiliate has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we performed for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary declines with respect to the carrying values of our Unconsolidated Real Estate Affiliates.

No impairments related to our investments in Unconsolidated Real Estate Affiliates were recognized for the three months ended March 31, 2018 and 2017 .

Changes in economic and operating conditions that occur subsequent to our review of recoverability of our investments in Unconsolidated Real Estate Affiliates could impact the assumptions used in that assessment and could result in future impairment if assumptions regarding those investments differ from actual results.

Notes Receivable

Notes receivable are evaluated for impairment at least quarterly. Impairment occurs when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. If a loan is considered to be impaired, we record an allowance through the provision for loan losses to reduce the carrying value of the loan to the present value of expected future cash flows discounted at the loan’s contractual effective rate or the fair value of the collateral, if repayment is expected solely from the collateral.

No impairments related to our notes receivable were recognized for the three months ended March 31, 2018 and 2017 .

Fair Value Measurements ( Note 4 )

The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;
•	Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•	Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Note 4 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 and Level 3 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs.  Note 8 includes a discussion of certain redeemable noncontrolling interests that are measured at fair value using Level 1 inputs.

13

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions and access to our credit facility. Our credit risk exposure with regard to our cash and the $1.5 billion , including the uncommitted accordion feature, available under our credit facility is spread among a diversified group of investment grade financial institutions. We had $135.0 million outstanding and no amount outstanding under our credit facility as of March 31, 2018 and December 31, 2017 , respectively.

Recently Issued Accounting Pronouncements

Based upon the new revenue recognition guidance, revenue recognized for the quarter ended March 31, 2018 is not significantly different as compared to what would have been recognized in the same period under guidance that was in effect before the change. Effective January 1, 2018, companies are required to apply a five-step model in accounting for revenue. The core principle of the revenue model is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Lease contracts are excluded from this revenue recognition criteria; however, the sale of real estate is required to follow the new model. Expanded quantitative and qualitative disclosures regarding revenue recognition are required for contracts that are subject to this pronouncement. The new standard can be adopted either retrospectively to each prior reporting period presented or on a modified retrospective approach as a cumulative effect adjustment as of the date of adoption. The Company adopted the model effective January 1, 2018 using the modified retrospective approach for implementation. We elected to use the practical expedient to apply the model only to contracts not yet completed as of the date of adoption. The adoption resulted in a cumulative-effect adjustment to increase equity as of January 1, 2018 of approximately $1.90 million related to changes in the revenue recognition pattern of lease commissions earned by the Company from our joint ventures and the sale of condos in our Unconsolidated Real Estate Affiliates ( Note 5 ).

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02 which will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Lessor accounting remains substantially similar to current GAAP. However, leasing costs that are currently eligible to be capitalized as initial direct costs are limited by ASU 2016-02. In addition, disclosures of leasing activities are to be expanded to include qualitative along with specific quantitative information. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-02 mandates a modified retrospective transition method. The Company expects to adopt this guidance on January 1, 2019 and will continue to evaluate the potential impact of this pronouncement on its consolidated financial statements until the guidance becomes effective.

In June 2016, the FASB issued ASU 2016-13 which changes the model for the measurement of credit losses on financial instruments. Specifically, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in this ASU will be effective for the Company January 1, 2020 with early adoption permitted on January 1, 2019. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16 which changed the current income tax accounting for intra-entity asset sales to be only for inventory. The Company adopted this standard effective January 1, 2018. For those companies that did not recognize the income tax impact of a sale other than inventory before the adoption date, the new ASU was applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of January 1, 2018. This resulted in a cumulative-effect adjustment to decrease retained earnings by the unamortized balance of the $18.8 million prepaid asset established in December 2016.

In November 2016, the FASB issued ASU 2016-18 which requires that a statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents and restricted cash or restricted cash equivalents. This standard is effective for public entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments

14

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

should be reflected as of the beginning of the fiscal year that includes that interim period. The Company adopted this guidance on December 31, 2017, which changes our statements of cash flows and related disclosures for all periods presented.

In February 2017, the FASB issued ASU 2017-05 which clarifies the accounting for the derecognition of nonfinancial assets by eliminating the exception in current GAAP for transfers of investments in real estate entities (including equity method investments). The amendments in this update provide guidance on the accounting of partial sales of nonfinancial assets and contributions of nonfinancial assets to a joint venture or other noncontrolling investee. Once this guidance is adopted, an entity would use the guidance in the new revenue recognition standard (discussed above) to determine whether it is transferring multiple, distinct assets and would recognize a gain or loss for each distinct asset transferred. When an entity transfers nonfinancial assets included in a subsidiary and retains or receives an equity interest, it first determines whether it has retained a controlling financial interest in the subsidiary. If so, the entity does not derecognize the assets and accounts for the sale of noncontrolling interest in the subsidiary under the consolidation guidance covering decreases in ownership which would result in recognizing a gain or loss. If an entity retains or receives a noncontrolling interest in the entity that owns the asset post-sale, that noncontrolling interest is considered noncash consideration and is included in the transaction price at its fair value. The retained noncontrolling interest is included at its fair value and results in an entity recognizing 100% of the gain on sale of the asset. The Company adopted this standard as of January 1, 2018 using the modified retrospective approach for implementation. We elected to use the practical expedient to apply the standard only to contracts not yet completed as of the date of adoption. The adoption will result in higher gains on future sales of partial real estate interests due to recognizing 100% of the gain on the sale of the partial interest and recording the retained noncontrolling interest at fair value. As of the adoption date, January 1, 2018, there was no cumulative-effect adjustment recorded to retained earnings.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, estimates and assumptions have been made with respect to allocating the purchase price of real estate acquisitions, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, provision for loan loss, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets, litigation related accruals and disclosures and fair value of debt. Actual results could differ from these and other estimates.

NOTE 3	ACQUISITIONS, SALES AND JOINT VENTURE ACTIVITY

On January 29, 2018, we completed the sale of a 49.49% joint venture interest in the Sears Box at Oakbrook Center for a sales price of $44.7 million , which resulted in a gain of $12.7 million recognized in gains from changes in control of investment properties and other.

On September 15, 2016, joint ventures we formed with Simon Property Group and Authentic Brands Group LLC ("ABG") acquired Aeropostale, Inc. ("Aeropostale") for $80.0 million in total cash which included cash for working capital requirements of the retail business. The intellectual property and brand related assets were assigned to the Aero IpCo, LLC venture ("IPCO") and the assets and liabilities necessary to run the stores were assigned to the Aero OpCo, LLC venture ("OPCO"). In connection with the transaction, our total investment was $20.4 million of cash contributed to the ventures for an effective ownership of approximately 26% in the two joint ventures. Aeropostale is a tenant at certain properties for which we receive rental income included in minimum rents on the Consolidated Statements of Operations and Comprehensive Income.

On December 29, 2017, we sold approximately 54% of our interest in IPCO to ABG for a sales price of $16.6 million , which resulted in a gain of $12.0 million recognized in Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Comprehensive Income for the year ended December 31, 2017. On March 30, 2018, ABG exercised their call right to purchase our remaining 46% interest in IPCO for a sales price of $13.9 million , which resulted in a gain of $10.4 million recognized in Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Comprehensive Income for the three months ended March 31, 2018 . In addition, we invested $30.5 million in ABG units on December 29, 2017. The investment is considered a cost method investment and is included in investment in Unconsolidated Real Estate Affiliates on the Consolidated Balance Sheets.

15

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 4	FAIR VALUE

Nonrecurring Fair Value Measurements

We estimate fair value relating to impairment assessments based upon discounted cash flow and direct capitalization models that include all projected cash inflows and outflows over a specific holding period, or the negotiated sales price, if applicable. Such projected cash flows are comprised of contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectations for growth. Capitalization rates and discount rates utilized in these models are based on a reasonable range of current market rates for each property analyzed. Based upon these inputs, we determined that our valuations of properties using a discounted cash flow or a direct capitalization model were classified within Level 3 of the fair value hierarchy. For our properties for which the estimated fair value was based on negotiated sales prices, we determined that our valuation was classified within Level 2 of the fair value hierarchy.

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded during the three months ended March 31, 2018 . No impairment charges were recognized during the three months ended March 31, 2017.

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Provisions for Impairment
Three Months Ended March 31, 2018
Investments in real estate (1)	$71,181	$—	$—	$71,181	$38,379

(1)	Refer to Note 2 for more information regarding impairment. Investments in real estate includes consolidated properties and Unconsolidated Real Estate Affiliates.

Unobservable Quantitative Input	Rate
Discount rates	9.75%
Terminal capitalization rates	10.25%

Disclosure of Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management's estimates of fair value are presented below for our debt as of March 31, 2018 and December 31, 2017 .

	March 31, 2018		December 31, 2017
	Carrying Amount (1)	Estimated Fair Value	Carrying Amount (2)	Estimated Fair Value
Fixed-rate debt	$10,381,543	$10,232,158	$10,420,252	$10,467,262
Variable-rate debt	2,546,940	2,555,154	2,412,207	2,415,457
	$12,928,483	$12,787,312	$12,832,459	$12,882,719

(1)	Includes net market rate adjustments of $22.4 million and deferred financing costs of $27.5 million , net.

(2)	Includes net market rate adjustments of $23.5 million and deferred financing costs of $30.3 million , net.

The fair value of our Junior Subordinated Notes approximates their carrying amount as of March 31, 2018 and December 31, 2017 . We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current LIBOR , U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are

16

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.

17

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 5	UNCONSOLIDATED REAL ESTATE AFFILIATES

Following is summarized financial information for all of our real estate related Unconsolidated Real Estate Affiliates accounted for using the equity method and a reconciliation to our total investment in Unconsolidated Real Estate Affiliates. The reconciliation to our total investment in Unconsolidated Real Estate Affiliates is inclusive of investments accounted for using the cost method ( Note 2 ).

	March 31, 2018	December 31, 2017
Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates
Assets:
Land	$2,952,169	$2,908,181
Buildings and equipment	14,248,992	14,014,665
Less accumulated depreciation	(3,885,562)	(3,794,792)
Construction in progress	482,784	545,305
Net property and equipment	13,798,383	13,673,359
Investment in unconsolidated joint ventures	613,305	613,136
Net investment in real estate	14,411,688	14,286,495
Cash and cash equivalents	388,946	438,664
Accounts receivable, net	343,125	386,634
Notes receivable	16,251	15,058
Deferred expenses, net	357,204	339,327
Prepaid expenses and other assets	219,847	381,980
Total assets	$15,737,061	$15,848,158
Liabilities and Owners' Equity:	\
Mortgages, notes and loans payable	$10,508,599	$10,504,799
Accounts payable, accrued expenses and other liabilities	573,825	1,115,549
Cumulative effect of foreign currency translation ("CFCT")	(11,050)	(38,013)
Owners' equity, excluding CFCT	4,665,687	4,265,823
Total liabilities and owners' equity	$15,737,061	$15,848,158
Investment in Unconsolidated Real Estate Affiliates, Net:
Owners' equity	$4,654,637	$4,227,810
Less: joint venture partners' equity	(2,673,179)	(2,413,822)
Plus: excess investment/basis differences	1,416,796	1,547,462
Investment in Unconsolidated Real Estate Affiliates, net (equity method)	3,398,254	3,361,450
Investment in Unconsolidated Real Estate Affiliates, net (cost method)	30,483	30,483
Elimination of consolidated real estate investment interest through joint venture	(50,414)	(52,305)
Retail investment, net	1,722	16,091
Investment in Unconsolidated Real Estate Affiliates, net	$3,380,045	$3,355,719
Reconciliation - Investment in Unconsolidated Real Estate Affiliates:
Asset - Investment in Unconsolidated Real Estate Affiliates	$3,402,096	$3,377,112
Liability - Investment in Unconsolidated Real Estate Affiliates	(22,051)	(21,393)
Investment in Unconsolidated Real Estate Affiliates, net	$3,380,045	$3,355,719

18

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates (1)
Revenues:
Minimum rents	$291,472	$295,867
Tenant recoveries	122,642	122,019
Overage rents	6,305	6,106
Condominium sales	36,889	96,987
Other	18,269	13,078
Total revenues	475,577	534,057
Expenses:
Real estate taxes	36,136	35,057
Property maintenance costs	11,664	11,489
Marketing	5,591	4,562
Other property operating costs	56,305	53,630
Condominium cost of sales	26,895	70,714
Provision for doubtful accounts	2,559	1,964
Property management and other costs (2)	23,413	18,460
General and administrative	558	573
Depreciation and amortization	125,080	122,491
Total expenses	288,201	318,940
Operating income	187,376	215,117
Interest income	1,841	2,729
Interest expense	(104,564)	(110,988)
Provision for income taxes	(205)	(278)
Equity in loss of unconsolidated joint ventures	(7,563)	(4,354)
Income from continuing operations	76,885	102,226
Allocation to noncontrolling interests	(18)	(24)
Net income attributable to the ventures	$76,867	$102,202
Equity In Income of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$76,867	$102,202
Joint venture partners' share of income	(35,601)	(52,236)
Elimination of (gain) loss from consolidated real estate investment with interest owned through joint venture	(89)	1,052
Loss on retail investment	(5,856)	(10,212)
Amortization of capital or basis differences	(11,482)	(7,592)
Equity in income of Unconsolidated Real Estate Affiliates	$23,839	$33,214

(1)	The Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates include income from Miami Design District subsequent to June 1, 2017.
(2)	Includes management fees charged to the unconsolidated joint ventures by GGMI and GGSI.

The Unconsolidated Real Estate Affiliates represent our investments in real estate joint ventures that are not consolidated. We hold interests in 22 domestic joint ventures, comprising 38 U.S. retail properties and one joint venture in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in

19

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. We account for investments in joint ventures where we own a non-controlling joint interest using either the equity method or the cost method. If we have significant influence but not control over the investment, we utilize the equity method. If we have neither control nor significant influence, we utilize the cost method. If we control the joint venture, we account for the venture as a consolidated investment.

On June 1, 2017, we received an additional 7.3% of our joint venture partner's membership interests in Miami Design District in full satisfaction of two promissory notes for $57.6 million and $40.4 million , respectively, resulting in a total ownership of 22.3% . We determined that we had significant influence over the investment subsequent to the acquisition of the additional interest, and therefore we changed our method of accounting for this joint venture from the cost method to the equity method ( Note 2 ).

On July 12, 2017, we closed on the acquisition of the remaining 50% interest in 8 anchor boxes included in the GSPH joint venture with Seritage. We had previously owned a 50% interest in the joint venture and accounted for the joint venture using the equity method of accounting, but as a result of the transaction we now account for this joint venture using the consolidation method of accounting. Simultaneously, we distributed the 4 remaining anchor boxes in GSPH to a newly formed joint venture, GSPHII, between GGP and Seritage in which the ownership interest remains at 50% for both joint venture partners, and we continue to account for this joint venture using the equity method of accounting. Finally, we acquired a 50% interest in 5 anchor boxes through a newly formed joint venture, GSPH2017, which we account for using the equity method of accounting.

On September 19, 2017, we entered into three transactions with affiliates of Thor related to joint ventures between GGP and Thor at 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue. As a result of these transactions, we changed our method of accounting for these three joint ventures from the equity method of accounting. We now consolidate the joint ventures with our joint venture partner's share of equity included in noncontrolling interest.

Condominium Sales and Condominium Cost of Sales

On March 7, 2014, GGP formed a joint venture, AMX Partners, LLC, with Kahikolu Partners, LLC, for the purpose of constructing a luxury residential condominium tower (the Park Lane condominium project) on a site located within the Ala Moana Shopping Center. Under the previous revenue recognition guidance, the percentage of completion method was used to account for the sales revenue of the Park Lane condominium project. Upon adoption of the new revenue recognition standard ( Note 2 ), risks and rewards of ownership and control over the condominium unit transfers upon the closing of the sale to the customer, and as such, the joint venture will recognize revenue for the condominium unit upon closing.

Unconsolidated Mortgages, Notes and Loans Payable, and Retained Debt

Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $5.1 billion as of March 31, 2018 and December 31, 2017 , including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

We have debt obligations in excess of our pro rata share of the debt for one of our Unconsolidated Real Estate Affiliates ("Retained Debt"). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had retained debt of $84.5 million at one property as of March 31, 2018 , and $85.2 million as of December 31, 2017 . We are obligated to contribute funds on an ongoing basis, as needed, to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of March 31, 2018 , we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

20

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 6	MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	March 31, 2018 (1)	Weighted- Average Interest Rate (2)	December 31, 2017 (3)	Weighted- Average Interest Rate (2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable	$10,381,543	4.41%	$10,420,252	4.41%
Total fixed-rate debt	10,381,543	4.41%	10,420,252	4.41%
Variable-rate debt:
Collateralized mortgages, notes and loans payable (4)	2,417,785	3.69%	2,418,628	3.39%
Revolving credit facility (5)	129,155	2.99%	(6,421)	—
Total variable-rate debt	2,546,940	3.65%	2,412,207	3.39%
Total Mortgages, notes and loans payable	$12,928,483	4.26%	$12,832,459	4.22%
Junior subordinated notes	$206,200	3.22%	$206,200	2.83%

(1)	Includes $22.4 million of market rate adjustments and $27.5 million of deferred financing costs, net.

(2)	Represents the weighted-average interest rates on our principal balances, excluding the effects of market rate adjustments and deferred financing costs.

(3)	Includes $23.5 million of market rate adjustments and $30.3 million of deferred financing costs, net.

(4)	$1.4 billion of the variable-rate balance is cross-collateralized.

(5)	Includes deferred financing costs, which are shown as a reduction to the debt balance. See table below for the balance excluding deferred financing costs.

Collateralized Mortgages, Notes and Loans Payable

As of March 31, 2018 , $18.1 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $1.4 billion of debt, are cross-collateralized. Although a majority of the $12.8 billion of fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $810.6 million of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

We did not refinance any consolidated mortgage notes during the three months ended March 31, 2018 .

During the year ended December 31, 2017 , we paid down a $73.4 million consolidated mortgage note at one property. The prior loan had a term-to-maturity of 0.2 years and an interest rate of 5.6% . The property subsequently replaced a property that was sold during the year ended December 31, 2017 as collateral in our $1.4 billion loan secured by cross-collateralized mortgages on 14 properties. In addition, we obtained a new consolidated mortgage note at one property for $325.0 million with an interest rate of 3.98% . Finally, as a result of the three transactions at 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue, we now consolidate a total of $450.0 million consolidated mortgage notes with interest rates of LIBOR plus 2.75% and LIBOR plus 3.25% . Finally, we refinanced a $190.0 million consolidated mortgage note with a $110.0 million consolidated mortgage note. Both notes had an interest rate of LIBOR plus 3.25% .. We manage our exposure to interest rate fluctuations related to this debt using interest rate cap agreements. However, our efforts to manage risks associated with interest rate volatility may not be successful.

Our $1.4 billion loan is secured by cross-collateralized mortgages on 14 properties. The interest rate is LIBOR plus 1.75% and the recourse is 50% . The loan matures on April 25, 2019, with two one year extension options.

21

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Corporate and Other Unsecured Loans

We have certain unsecured debt obligations, the terms of which are described below:

	March 31, 2018 (1)	Weighted- Average Interest Rate	December 31, 2017 (2)	Weighted- Average Interest Rate
Unsecured debt:
Revolving credit facility	$135,000	2.99%	$—	—
Total unsecured debt	$135,000	2.99%	$—	—

(1)	Excludes deferred financing costs of $5.8 million in 2018 that decrease the total amount that appears outstanding in our Consolidated Balance Sheets.

(2)	Excludes deferred financing costs of $6.4 million in 2017 that decrease the total amount that appears outstanding in our Consolidated Balance Sheets.

Our revolving credit facility (the "Facility") as amended on October 30, 2015, provides for revolving loans of up to $1.1 billion . The Facility has an uncommitted accordion feature for a total facility of up to $1.5 billion . The Facility is scheduled to mature in October 2020 and is unsecured. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 130 to 190 basis points or at a base rate plus 30 to 90 basis points, which is determined by the Company's leverage level. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including, but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required not to exceed a maximum net debt-to-value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio; we are not aware of any instances of non-compliance with such covenants as of March 31, 2018 . As of March 31, 2018 , $135.0 million was outstanding on the Facility.

Junior Subordinated Notes

GGP Capital Trust I, a Delaware statutory trust (the "Trust") and a wholly-owned subsidiary of GGPN, completed a private placement of $200.0 million of trust preferred securities ("TRUPS") in 2006. The Trust also issued $6.2 million of Common Securities to GGPOP. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPOP due 2036. Distributions on the TRUPS are equal to LIBOR plus 1.45% . Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. We have recorded the Junior Subordinated Notes as a liability and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of March 31, 2018 and December 31, 2017 .

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of $42.5 million as of March 31, 2018 and $51.3 million as of December 31, 2017 . These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of March 31, 2018 .

NOTE 7	INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable ordinary income. In addition, the Company is required to meet certain asset and income tests.

22

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income and capital gains. We are currently statutorily open to audit by the Internal Revenue Service for the years ended December 31, 2014 through 2017 and are statutorily open to audit by state taxing authorities for the years ended December 31, 2013 through 2017 . We have one TRS that has extended the statute of limitations for the year ended December 31, 2013 until September 30, 2018 for purposes of reviewing a carryback claim.

We have no unrecognized tax benefits recorded pursuant to uncertain tax positions as of March 31, 2018 .

NOTE 8	EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

Allocation to Noncontrolling Interests

Noncontrolling interests consists of the redeemable interests related to GGPOP Common, Preferred, and LTIP Units and the noncontrolling interest in our consolidated joint ventures. The following table reflects the activity included in the allocation to noncontrolling interests.

	Three Months Ended March 31,
	2018	2017
Distributions to preferred GGPOP units	$(633)	$(2,130)
Net income allocation to noncontrolling interests in GGPOP from continuing operations (Common units)	(560)	(575)
Net income allocation to noncontrolling interests in GGPOP from continuing operations (LTIP units)	(134)	(255)
Net income allocated to noncontrolling interest in consolidated real estate affiliates	(533)	(249)
Allocation to noncontrolling interests	(1,860)	(3,209)
Other comprehensive (income) loss allocated to noncontrolling interests	2	(5)
Comprehensive income allocated to noncontrolling interests	$(1,858)	$(3,214)

Noncontrolling Interests

The noncontrolling interest related to the Common, Preferred, and LTIP Units of GGPOP are presented either as redeemable noncontrolling interests in mezzanine equity or as noncontrolling interests in our permanent equity on our Consolidated Balance Sheets. Classification as redeemable or permanent equity is considered on a tranche-by-tranche basis and is dependent on whether we could be required, under certain events outside of our control, to redeem the securities for cash by the holders of the securities. Those tranches for which we could be required to redeem the security for cash are included in redeemable equity. If we control the decision to redeem the securities for cash, the securities are classified as permanent equity.

The redeemable Common and Preferred Units of GGPOP are recorded at the greater of the carrying amount adjusted for the noncontrolling interest's share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their redemption value (i.e. fair value) as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in capital in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net income (loss) attributable to GGP Inc.

The common redeemable noncontrolling interests have been recorded at fair value for all periods presented. One tranche of preferred redeemable noncontrolling interests has been recorded at fair value, while the other tranches of preferred redeemable noncontrolling interests have been recorded at carrying value.

Generally, the holders of the Common Units share in any distributions by GGPOP with our common stockholders. However, the GGPOP operating partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to

23

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. If the holders had requested redemption of the Common and Preferred Units as of March 31, 2018 , the aggregate amount of cash we would have paid would have been $171.3 million and $52.3 million , respectively.

GGPOP issued Preferred Units that are, or were, convertible into Common Units of GGPOP at the rates below (subject to adjustment). The holder may convert the Series D and Series E Preferred Units into Common Units of GGPOP at any time, subject to certain restrictions. The Common Units are convertible into common stock at approximately a one -to- one ratio at the current stock price.

	Number of Common Units for each Preferred Unit	Number of Contractual Preferred Units Outstanding as of March 31, 2018 (in thousands)	Converted Basis to Common Units Outstanding as of March 31, 2018 (in thousands)	Conversion Price	Redemption Value (1) (in thousands)
Series B	3.00000	10	—	$16.66670	$486
Series D	1.50821	533	835	33.15188	26,637
Series E	1.29836	503	679	38.51000	25,133
					$52,256

(1)	As of July 10, 2017, the Series B preferred unit conversion option expired and now has a fixed cash redemption value of $50 per unit.

The following table reflects the activity of the common redeemable noncontrolling interests for the three months ended March 31, 2018 , and 2017 .

Balance at January 1, 2017	$262,727
Net income	575
Distributions	(1,045)
Other comprehensive loss	5
Fair value adjustment for noncontrolling interests in Operating Partnership	(14,736)
Balance at March 31, 2017	$247,526

Balance at January 1, 2018	$248,126
Net income	560
Distributions	(1,842)
Other comprehensive loss	(2)
Fair value adjustment for noncontrolling interests in Operating Partnership	(23,252)
Balance at March 31, 2018	$223,590

24

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Common Stock Dividend

Our Board of Directors declared common stock dividends during 2018 and 2017 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2018
May 3	July 13, 2018	July 31, 2018	$0.22
February 7	April 13, 2018	April 30, 2018	0.22
2017
October 31	December 15, 2017	January 5, 2018	$0.22
August 2	October 13, 2017	October 31, 2017	0.22
May 1	July 13, 2017	July 28, 2017	0.22
January 30	April 13, 2017	April 28, 2017	0.22

Our Dividend Reinvestment Plan ("DRIP") provides eligible holders of GGP's common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the four th business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections, 5,906 shares were issued during the three months ended March 31, 2018 and 21,837 shares were issued during the three months ended March 31, 2017 .

Preferred Stock

On February 13, 2013, we issued, in a public offering, 10,000,000  shares of 6.375% Series A Cumulative Perpetual Preferred Stock (the "Preferred Stock") at a price of $25.00 per share, resulting in net proceeds of $242.0 million after issuance costs. The Preferred Stock is recorded net of issuance costs within equity on our Consolidated Balance Sheets, and accrues a quarterly dividend at an annual rate of 6.375% .. The dividend is paid in arrears in preference to dividends on our common stock, and reduces net income available to common stockholders, and therefore, earnings per share.

The Preferred Stock does not have a stated maturity date but we may redeem the Preferred Stock after February 12, 2018, for $25.00 per share plus all accrued and unpaid dividends. We may redeem the Preferred Stock prior to February 12, 2018, in limited circumstances that preserve ownership limits and/or our status as a REIT, as well as during certain circumstances surrounding a change of control. Upon certain circumstances surrounding a change of control, holders of Preferred Stock may elect to convert each share of their Preferred Stock into a number of shares of GGP common stock equivalent to $25.00 plus accrued and unpaid dividends, but not to exceed a cap of 2.4679 common shares (subject to certain adjustments related to GGP common share splits, subdivisions, or combinations).

Our Board of Directors declared preferred stock dividends during 2018 and 2017 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2018
May 3	June 15, 2018	July 2, 2018	$0.3984
February 7	March 15, 2018	April 2, 2018	0.3984
2017
October 31	December 15, 2017	January 2, 2018	$0.3984
August 2	September 15, 2017	October 2, 2017	0.3984
May 1	June 15, 2017	July 3, 2017	0.3984
January 30	March 15, 2017	April 3, 2017	0.3984

25

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Accumulated Other Comprehensive Loss

The following table reflects the activity of the components of accumulated other comprehensive loss for the three months ended March 31, 2018 , and 2017 :

	Foreign currency translation	Net unrealized gains (losses) on other financial instruments	Total
Balance at January 1, 2017	$(70,560)	$104	$(70,456)
Other comprehensive income (loss)	2,563	12	2,575
Balance at March 31, 2017	$(67,997)	$116	$(67,881)

Balance at January 1, 2018	$(72,022)	$116	$(71,906)
Other comprehensive income (loss)	(376)	51	(325)
Balance at March 31, 2018	$(72,398)	$167	$(72,231)

NOTE 9	EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of the Warrants and the dilutive effect of options and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans), are computed using the "treasury" method.

Information related to our EPS calculations is summarized as follows:

	Three Months Ended March 31,
	2018	2017
Numerators - Basic and Diluted:
Net income	65,896	110,369
Preferred Stock dividends	(3,984)	(3,984)
Allocation to noncontrolling interests	(1,860)	(3,209)
Net income attributable to common stockholders	$60,052	$103,176
Denominators:
Weighted-average number of common shares outstanding - basic	957,450	884,505
Effect of dilutive securities	2,843	65,011
Weighted-average number of common shares outstanding - diluted	960,293	949,516
Anti-dilutive Securities:
Effect of Preferred Units	1,514	5,209
Effect of Common Units	8,374	4,751
Effect of LTIP Units	1,788	1,891
Weighted-average number of anti-dilutive securities	11,676	11,851

For the three months ended March 31, 2017 , dilutive options and dilutive shares related to the Warrants are included in the denominator of diluted EPS.

26

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Outstanding Common Units and LTIP Units have also been excluded from the diluted earnings per share calculation because including such units would also require that the share of GGPOP income attributable to such units be added back to net income therefore resulting in no effect on EPS. Outstanding Preferred Units have been excluded from the diluted EPS calculation for all periods presented because including the Preferred Units would also require that the Preferred Units dividend be added back to the net income, resulting in anti-dilution.

During the year ended December 31, 2017, Brookfield, Abu Dhabi Investment Authority and Future Fund Board of Guardians exercised Warrants for 83,866,187 shares of common stock using both full and net share settlement.

GGP owned 55,969,390 and 58,538,995 shares of treasury stock as of March 31, 2018 and 2017 . These shares are presented as common stock in treasury, at cost, on our Consolidated Balance Sheets. Additionally, GGPN holds 27,459,195 shares of stock as a result of warrants purchased during the year ended December 31, 2013. These shares are presented as issued, but not outstanding on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

NOTE 10	STOCK-BASED COMPENSATION PLANS

The GGP Inc. 2010 Equity Plan (the "Equity Plan") reserved for issuance of 4% of outstanding shares on a fully diluted basis. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, the "Awards"). Directors, officers and other employees of GGP and its subsidiaries and affiliates are eligible for the Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP's common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed 10 years .

On November 12, 2014, the Company's Equity Plan was amended to allow for the grant of LTIP Units to certain officers, directors, and employees of the Company as an alternative to the Company's stock options or restricted stock. LTIP Units are classes of partnership interests that under certain conditions, including vesting, are convertible by the holder into common units, which are redeemable by the holder for common shares on a one-to-one ratio (subject to adjustment for changes to GGP's capital structure) or for the cash value of such shares at the option of the Company.

On February 17, 2016, the Company's Equity Plan was amended to allow for the grant of restricted stock or LTIP Units to certain officers, directors, and employees of the Company that vest based on the achievement of certain established metrics that are based on the performance of the Company.

On January 1, 2017, the Company adopted ASU 2016-09, Compensation - Stock Compensation. This new guidance allowed us to make the election to account for share-based payment forfeitures when they occur versus estimating a forfeiture rate. This resulted in a cumulative effect of accounting change adjustment of $3.0 million to additional paid-in capital, noncontrolling interests related to LTIP Units and accumulated distributions in excess of earnings as of January 1, 2017.

27

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Compensation expense related to stock-based compensation plans for the three months ended March 31, 2018 , and 2017 is summarized in the following table in thousands:

	Three Months Ended March 31,
	2018	2017
Stock options - Property management and other costs	$89	$973
Stock options - General and administrative	64	2,186
Restricted stock - Property management and other costs	1,103	1,512
Restricted stock - General and administrative	610	519
LTIP Units - Property management and other costs	363	400
LTIP Units - General and administrative	4,169	4,608
Total	$6,398	$10,198

The following tables summarize stock option, LTIP Unit and restricted stock activity for the Equity Plan for GGP for the three months ended March 31, 2018 and 2017 :

	2018		2017
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options Outstanding at January 1,	14,427,103	$17.84	15,277,189	$17.90
Granted	—	—	—	—
Exercised	(246,202)	15.61	(231,799)	19.64
Forfeited	—	—	(99,531)	22.35
Expired	(42,217)	22.19	(1,081)	28.86
Stock options Outstanding at March 31,	14,138,684	$17.87	14,944,778	$17.84

	2018		2017
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
LTIP Units Outstanding at January 1,	4,747,664	$26.98	4,345,912	$27.27
Granted	—	—	553,526	25.38
Exercised	—	—	(15,480)	29.15
Forfeited	(179,824)	25.82	(25,565)	27.69
Expired	—	—	—	—
LTIP Units Outstanding at March 31,	4,567,840	$27.02	4,858,393	$27.05

	2018		2017
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Restricted stock Outstanding at January 1,	1,089,364	$25.29	476,686	$27.11
Granted	1,074,137	21.52	782,869	25.36
Vested	(224,532)	26.25	(128,266)	27.25
Canceled	(68,076)	25.90	(40,596)	26.28
Restricted stock Outstanding at March 31,	1,870,893	22.99	1,090,693	25.87

28

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 11	ACCOUNTS RECEIVABLE, NET

The following table summarizes the significant components of accounts receivable, net.

	March 31, 2018	December 31, 2017
Trade receivables	$88,892	$109,968
Short-term tenant receivables	3,843	4,776
Straight-line rent receivable	234,177	233,630
Other accounts receivable	3,555	5,165
Total accounts receivable	330,467	353,539
Provision for doubtful accounts	(21,677)	(19,458)
Total accounts receivable, net	$308,790	$334,081

NOTE 12	NOTES RECEIVABLE

The following table summarizes the significant components of notes receivable.

	March 31, 2018	December 31, 2017
Notes receivable	$418,997	$404,129
Accrued interest	4,620	13,429
Total notes receivable	423,617	417,558

On July 12, 2017, we entered into a promissory note with our joint venture GS Portfolio Holdings II, LLC ("GSPHII"), in which we lent GSPHII $127.4 million that bears interest at 6.3% from January 1, 2018 to December 31, 2018. Interest payments occur a month in arrears, commencing on the first day of the second calendar month with a final payment on the maturity date. The note is collateralized by GSPHII's interest in four anchor boxes.

On May 23, 2017, we entered into a promissory note with our joint venture partner, Bayside Equities, LLC ("Bayside Equities"), a subsidiary of AHC, in which we lent Bayside Equities $19.1 million that bears interest at 12.2% per annum. The note is collateralized by Bayside Equities' economic interest in Riverchase Galleria and the Tysons Galleria anchor box.

Notes receivable includes $204.3 million of notes receivable from our joint venture partners related to the acquisition of 730 Fifth Avenue in New York, New York. The first note was issued for $104.3 million to our joint venture partner in the retail portion and bears interest at 8.0% compounded annually and matures on February 12, 2025. The second note was issued for $100.0 million to the joint venture partner acquiring the office portion of the property and bears interest at 8.0% subject to terms and conditions in the loan agreement and matures on April 17, 2025. As of March 31, 2018 , there was $172.5 million and $80.0 million outstanding on these loans, respectively.

29

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 13	PREPAID EXPENSES AND OTHER ASSETS

The following table summarizes the significant components of prepaid expenses and other assets.

	March 31, 2018			December 31, 2017
	Gross Asset	Accumulated Amortization	Balance	Gross Asset	Accumulated Amortization	Balance
Intangible assets:
Above-market tenant leases, net	$337,629	$(250,408)	$87,221	$411,789	$(313,228)	$98,561
Below-market ground leases, net	118,994	(15,390)	103,604	118,994	(14,870)	104,124
Real estate tax stabilization agreement, net	111,506	(46,659)	64,847	111,506	(45,081)	66,425
Total intangible assets	$568,129	$(312,457)	$255,672	$642,289	$(373,179)	$269,110
Remaining prepaid expenses and other assets:
Restricted cash			67,221			67,335
Security and escrow deposits			2,311			2,308
Prepaid expenses			57,090			54,987
Other non-tenant receivables			25,922			31,265
Deferred tax, net of valuation allowances			21,954			21,061
Other			41,916			69,790
Total remaining prepaid expenses and other assets			216,414			246,746
Total prepaid expenses and other assets			$472,086			$515,856

30

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 14	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of accounts payable and accrued expenses.

	March 31, 2018			December 31, 2017
	Gross Liability	Accumulated Accretion	Balance	Gross Liability	Accumulated Accretion	Balance
Intangible liabilities:
Below-market tenant leases, net	310,861	(141,452)	$169,409	348,984	(162,228)	$186,756
Above-market headquarters office leases, net	—	—	—	4,342	(3,860)	482
Above-market ground leases, net	9,880	(2,753)	7,127	9,880	(2,648)	7,232
Total intangible liabilities	$320,741	$(144,205)	$176,536	$363,206	$(168,736)	$194,470
Remaining accounts payable and accrued expenses:
Accrued interest			45,740			43,874
Accounts payable and accrued expenses			50,850			77,405
Accrued real estate taxes			73,940			78,213
Deferred gains/income			99,653			90,379
Accrued payroll and other employee liabilities			20,126			54,520
Construction payable			262,074			221,172
Tenant and other deposits			28,542			32,106
Insurance reserve liability			12,376			12,035
Capital lease obligations			5,385			5,385
Conditional asset retirement obligation liability			6,004			6,149
Other			113,503			103,724
Total remaining Accounts payable and accrued expenses			718,193			724,962
Total Accounts payable and accrued expenses			$894,729			$919,432

NOTE 15	LITIGATION

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material effect on our consolidated financial position, results of operations or liquidity.

GGP is subject to litigation related to the agreements with BPY ( Note 1 ). GGP cannot predict the outcome of pending litigation, nor can it predict the amount of time and expense that will be required to resolve such litigation.

31

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

NOTE 16	COMMITMENTS AND CONTINGENCIES

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. The following is a summary of our contractual rental expense as presented in our Consolidated Statements of Comprehensive Income:

	Three Months Ended March 31,
	2018	2017
	(Dollars in thousands)
Contractual rent expense, including participation rent	$2,150	$2,197
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	1,598	1,625

NOTE 17	SUBSEQUENT EVENTS

On April 17, 2018, the company obtained a new fixed-rate loan at Ala Moana Center for $500.0 million with an interest rate of 3.80% . The loan replaced a variable-rate loan of $413.0 million with an interest rate of LIBOR plus 1.75% .

32